Room 4561

August 31, 2006

Ms. Susan Decker
Executive Vice President, Finance and Administration,
and Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

> **Re:** **Yahoo! Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **Filed August 4, 2006**
> **Form 8-K Filed July 18, 2006**
> **File No. 000-28018**

Dear Ms. Decker:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Accounting Pronouncements, page 53

1.   We note your disclosure here and on page 69 regarding recent accounting pronouncements. Please explain to us how you considered providing SAB Topic 11:M disclosures for FSP FIN 45-3 "Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners." In this regard, we note that your disclosures on page 18 and page 40 appear to indicate that you have arrangements that require you to provide minimum levels of user impressions and minimum amounts of traffic delivered.

Financial Statements

Note 1 The Company and Summary of Significant Accounting Policies, page 64

Basis of Presentation

2.   Disclosure under this section indicates, in part, that you have changed the classification of amortization expense related to developed technology and patents from operating expenses to cost of revenues. Explain to us the basis for this change. As part of your response, describe the nature and uses of the underlying assets.   Additionally, explain why you believe both your prior and current classifications are appropriate.

Note 4 Investments in Equity Interests, page 76

3.   We note that in connection with your acquisition of Alibaba you contributed your ownership of Yahoo China and recorded a $338 million gain. Regarding this transaction, provide us with the following:
    • Tell us the total fair value you attributed to your ownership interest in Yahoo China;
    • Explain how you determined this fair value;
    • Explain how the amount of the gain was determined; and,
    • Indicate how the timing and amount of any additional gain will be determined.

4.   We note the disclosure indicating that you allocated a portion of the excess of the Alibaba purchase price to goodwill to account for the estimated reductions in the carrying value of the investment that may occur as your equity interest is diluted. Clarify for us, in reasonable detail, the specific accounting this disclosure is intended to describe. As part of your response, tell us the amount of the excess

purchase price that was allocated as a result of your accounting. Additionally, provide reference to the specific authoritative literature that supports your accounting.

Note 9 Long-Term Debt Page 83

5.   Please tell us how you have considered the guidance in EITF 00-19 in evaluating whether the conversion features of the senior convertible notes are embedded derivatives that require bifurcation from the debt host and accounted for at fair value under SFAS 133. Please note, it appears that the conversion feature may meet the paragraph 12 criteria for bifurcation under SFAS 133 and thus the conversion feature might be required to be analyzed under EITF 00-19. As part of your response, tell us whether the host instrument meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19. In this regard, we note that there appear to be anti-dilution and other provisions that could result in the conversion ratio not being fixed and therefore would preclude the convertible debt from qualifying as conventional convertible. If the senior notes are not considered conventional convertible, the conversion option must be further analyzed under paragraphs 12 - 32 of EITF 00-19 to determine whether the instrument would be classified in the stockholders equity or a liability that is subject to fair value accounting under SFAS 133.

Note 10 Income Taxes, page 84

6.   We note that you continue to maintain a valuation allowance against the majority of your deferred tax assets. We also note that your pre-tax income has significantly increased from the year ended December 31, 2003 to the current year. In prior correspondence with the staff you described the positive and negative evidence that you considered when determining that a valuation allowance was necessary. Please provide us with an updated analysis describing the positive and negative evidence you considered and the weighting of that evidence when determining the valuation allowance was necessary as of December 31, 2005.

Note 11 Stockholders' Equity, page 86

7.   We note the discussion of your structured stock repurchases. Describe for us the material terms of these arrangements, including:

*   How the amount of your return is determined for transactions in which you received cash; and

- How the share price is determined for transactions in which you purchase shares. In this regard, explain how the maximum number of shares you will purchase is determined.

    Additionally, provide example journal entries that show how you account for these transactions from initiation through final settlement. Address both transactions that settle in shares and transactions that settle in cash. Provide reference to the authoritative literature that supports your accounting.

Note 14 Litigation Settlement, page 94

8.   We note your disclosures regarding the settlement with Google. Please quantify the total value of the settlement and the amount allocated to each of the disputes and describe how you determined the respective fair values. As part of your response, please explain your basis for recording a portion of the settlement as deferred revenue which will be recognized as revenue over the remaining life of the patent. Describe any remaining performance obligations or other factors that result in such deferral. Also, please refer to the authoritative literature that supports your accounting.

Note 15 Segments, page 94

9.   We note your disclosures regarding your United States and International segments. Please tell us whether you consider the United States and International to represent operating segments as defined by paragraph 10 of SFAS 131. To the extent that operating segments have been aggregated, explain how you have applied the aggregation criteria in paragraph 17 of SFAS 131. As part of your response, tell us how your Chief Operating Decision Maker (CODM) reviews your results when allocating resources and assessing performance. Provide us with copies of the reports reviewed by your CODM for the year ended December 31, 2005.

302 Certifications

10.   We note that your 302 Certifications refer to the certifying officer's title in the heading paragraph and to "annual" report in item 1. Please note the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See SEC Release No. 34-46427 and the Division of Corporation Finance Staff Alert dated March 5, 2005. Please consider for purposes of future filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Note 10 Stock-Based Compensation, page 14

Stock-Based Compensation

11.   We note that you previously used an equally weighted average of trailing
       volatility and market based implied volatility and that subsequent to October 1,
       2005 you are solely using implied volatility. Please explain why you changed
       your method of computation. Also, explain to us how you have considered the
       guidance provided in the interpretive response to question 4 of SAB Topic
       14.D.1.

Form 8-K Filed July 18, 2006

12.   We believe the columnar format of the "Reconciliation to Unaudited Condensed
       Consolidated Statements of Operations – Adjusted Net Income Excluding Stock-
       based Compensation Expense" appearing in your earnings release furnished on
       Form 8-K may create the unwarranted impression to investors that this non-
       GAAP statement of operations has been prepared under a comprehensive set of
       accounting rules or principles while also conveying undue prominence to a
       statement based on non-GAAP measures. In addition, Section II.A.2 of SEC
       Release 33-8176 defines non-GAAP measures and does not contemplate
       including non-GAAP financial statements as a "measure." Please remove that
       presentation, or explain to us in reasonable detail why its retention is justified in
       light of these concerns. As a substitute for this presentation format, you may
       consider presenting only individual non-GAAP measures (i.e., line items,
       subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the
       Division of Corporation Finance's Frequently Asked Questions Regarding Use of
       Non-GAAP Financial Measures, Question 8.

13.   We note the non-GAAP disclosures included in your earnings release furnished
       on Form 8-K and have the following comments:

       •   You disclose that you exclude depreciation, amortization and stock
           compensation from operating income because these costs are "not directly
           attributable to the underlying performance of the Company's business
           operations." Please explain your basis for this statement. In this regard, it is
           unclear to us how these costs are not related to your underlying performance
           when you also disclose that these costs relate to assets used in generating your
           revenue. Similarly, your basis for excluding stock-based compensation is
           unclear given that offering employees equity instruments appears to be a key
           performance incentive.

- You indicate that you disclose adjusted net income to allow comparisons to other companies in your industry. Please explain your basis for this statement. As part of your response, please tell us how you were able to conclude that the methods you use to produce your non-GAAP measures are similar to the methods used by other companies.

- We note that you have excluded various items to arrive at "adjusted net income." Your disclosures regarding the items excluded appear to be general in nature and do not describe in sufficient detail the items excluded. For example, your discussion under note (c) indicates that you excluded a gain on the sale of an investment and a settlement however you do not explain in any detail what these items are or why they are excluded. Please note that your disclosures should clearly describe each item excluded and quantify the impact.

14.   We note that beginning in the second half of 2006 your CEO will no longer receive cash compensation and his compensation will be entirely stock-based. Please note that if you intend to exclude the CEO's stock-based compensation from your non-GAAP measures we would expect specific disclosures indicating it was excluded and why it would be useful to exclude such expenses.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at
(202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief